EXHIBIT 99.2

LAMAQUE COMPLEX TECHNICAL REPORT

CERTIFICATE OF QUALIFIED PERSON

Jacques Simoneau, P. Geo.

300 3e Avenue Val-d’Or, QC

Tel: (819) 825-2541

Email: jacques.simoneau@eldoradogold.com

I, Jacques Simoneau, am a Professional Geologist, employed as Exploration Manager, Eastern Canada with Eldorado Gold (Québec) Inc. (a wholly owned subsidiary of Eldorado Gold Corporation) located at 300 3e Avenue, Val-d’Or in the Province of Québec.

This certificate applies to the technical report entitled Lamaque Complex Technical Report, with an effective date of December 31, 2024.

I am a member in good standing of the Ordre des Géologues du Québec (OGQ No. 737). I am a graduate in Geology from the Université de Montréal (1988). I have more than 25 years relevant experience in exploration geology, most of it related to gold exploration on projects similar to the Triangle Gold Deposit.

I have read the definition of “qualified person” (“QP”) set out in National Instrument 43-101 - Standards of Disclosure for Mineral Projects/Regulation 43-101 (“National Instrument 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I am a QP for the purpose of NI 43- 101.

I have been working full time on the Lamaque Complex, including the Triangle Deposit, since February 2015, first with Integra Gold Corporation and since July 2017 with Eldorado Gold (Québec) Inc. My last site personal inspection was completed on December 12, 2024 (1 day).

I am responsible for items 4, 6, 7, 8, 9, 10, 11, 12.2.1, and 23 in the technical report.

I am not independent of Eldorado Gold Corporation in accordance with the application of Section 1.5 of National Instrument 43-101.

I have read National Instrument 43-101 and Form 43-101F1 and the items for which I am responsible in the report entitled Lamaque Complex Technical Report with an effective date of December 31 , 2024, have been prepared in compliance with same.

As of the effective date of the technical report, to the best of my knowledge, information and belief, the items of the technical report that I was responsible for contain all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Dated at Val-d’Or, Québec, this 20th day of February, 2025.

“Signed and Sealed”

Jacques Simoneau

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Jacques Simoneau, P. Geo.